SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. ___)
Erie Family Life Insurance Company
(Name of Subject Company (issuer))
Erie Indemnity Company on its own behalf and
as attorney-in-fact for the Erie Insurance Exchange
(Names of Filing Persons — Offeror)
Common Stock, par value $0.40 per share
(Title of Class of Securities)
295242 10 1

CUSIP Number of Class of Securities
Jan R. Van Gorder, Esquire
Senior Executive Vice President,
Secretary and General Counsel
Erie Indemnity Company
100 Erie Insurance Place
Erie, Pennsylvania 16530
(814) 870-2000

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
Copies to:

Frederick W. Dreher, Esquire	John Evangelakos, Esquire
Richard L. Cohen, Esquire	Sullivan & Cromwell
Duane Morris LLP	125 Broad Street
4200 One Liberty Place	New York, New York 10004
Philadelphia, Pennsylvania 19103	(212) 558-4000
(215) 979-1234

Calculation Of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)

N/A	N/A
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer. ☐

     This Tender Offer Statement on Schedule TO is being filed by Erie Indemnity Company, a Pennsylvania corporation, on its own behalf and as the attorney-in-fact for the Erie Insurance Exchange, a reciprocal insurance exchange. Pursuant to General Instruction D to Schedule TO, this Schedule TO relates to pre-commencement communications by Erie Indemnity Company and Erie Insurance Exchange.
Item 12. Exhibits
See Exhibit Index on page 5 hereof.

Signatures
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Erie Indemnity Company
/s/ Jan R. Van Gorder
Jan R. Van Gorder
Senior Executive Vice President, Secretary and General Counsel
March 21, 2006

Exhibit Index

Exhibit Number	Description of Exhibit	Page

(a)(1)	Text of Press Release issued on March 21, 2006	6

(a)(2)	Memorandum dated March 21, 2006 to employees and agents of the Erie Insurance Group	8

5